UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Investor seminar postponed - 15 September 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 15, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: September 15, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

15

September
 2008

BARCLAYS PLC
Investor
seminar
postponed

Barclays proposed seminar on its Investment Banking and Investment Management businesses, scheduled for Monday 15 September 2008 in
London
 and Tuesday 16 September 2008 in
New York
, has been postponed and will be re-arranged.

Our decision to postpone is driven by developments related to Lehman Brothers over the weekend. We confirm that Barclays considered a combination with Lehman Brothers and did not proceed because it was not possible to conclude a transaction in the best interests of Barclays shareholders.

-ENDS-
For further information please contact:

Investor Relations
Media Relations
Mark Merson

                                                Alistair Smith
+44 (0) 20 7116 5752

+44 (0) 20 7116 6132

John McIvor

Leigh Bruce
+44 (0) 20 7116 2929

+44 (0) 20
7773 7371

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 147,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website

www.barclays.com